Exhibit 12
Humana Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the three months ended March 31,	For the twelve months ended December 31,
	2017	2016	2015	2014	2013	2012
	(Dollars in millions)
Income before income taxes	$1,689	$1,552	$2,431	$2,170	$1,921	$1,911
Fixed charges	64	249	253	267	216	178
Total earnings	$1,753	$1,801	$2,684	$2,437	$2,137	$2,089
Interest charged to expense	$49	$189	$186	$192	$140	$105
One-third of rent expense	15	60	67	75	76	73
Total fixed charges	$64	$249	$253	$267	$216	$178
Ratio of earnings to fixed charges (1)(2)	27.4x	7.2x	10.6x	9.1x	9.9x	11.7x

Notes

(1)
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.